EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Supplementary Report - Undertaking to Provide Credit to the Company for 2017

Further to the Company’s immediate report, regarding the undertaking received by the Company from banking/institutional entities to provide credit for purposes of recycling the Company’s future debt in 2017, in an aggregate of NIS 600 million, an immediate supplementary report is hereby provided that on January 3, 2016, the Company completed an additional contract with an institutional entity for the provision of such credit totaling an additional NIS 300 million, on terms similar to those specified in the aforementioned report. In addition, the average duration and aggregate interest for the total credit amount (NIS 900 million, including a new undertaking in the amount of NIS 300 million) remain as specified in the aforementioned report (approximately 4.5 years and approximately 4.3%, respectively).

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.